25002221

FEB 2 7 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-70079

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avenue Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2601 S. Bayshore Drive, Suite 1100
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Hopkins	603.216.8933	thomas.hopkins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avenue Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ana Claudia Fidalgo Barry
Comm.: HH 496519
Expires: Feb. 26, 2028
Notary Public - State of Florida

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AVENUE SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

CONFIDENTIAL TREATMENT

AVENUE SECURITIES LLC

CONTENTS:

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Avenue Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avenue Securities LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avenue Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avenue Securities LLC's management. Our responsibility is to express an opinion on Avenue Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avenue Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes the Computation of Net Capital Under Rule 15c3-3 of the Securities Exchange Act of 1934, Computation for Determination of Customer Reserve Requirements under Exhibit A to Rule 15c3-3, and Information Relating to the Possession or Control Requirements for Customers Under Rule 15c3-3 of the Securities Act of 1934 within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Avenue Securities LLC's financial statements. The supplemental information is the responsibility of Avenue Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avenue Securities LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2025

Avenue Securities LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	18,298
Receivables from broker dealers and clearing organizations		1,910,608
Deposits with broker dealers and clearing organizations		603,093
Securities owned, at fair value		1,657,400
Interest receivable		349,463
Prepaid expenses and deposits		608,114
Total assets	$	5,146,976
Liabilities and Member's Equity		
Liabilities		
Payable to broker dealers and clearing organizations		62
Accounts payables and accrued expenses		1,682,774
Due to affiliate		1,142,748
Securities sold, at fair value		5
Total liabilities		2,825,589
Member's equity		2,321,387
Total liabilities and member's equity	$	5,146,976

See accompanying notes to the financial statements.
Confidential Treatment Requested

Avenue Securities LLC

Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Commissions	$	6,946,395
Interest on customer accounts		7,007,226
Riskless principal transactions		7,227,375
Interest		97,286
Other		1,759,961
Total revenues		23,038,243
Expenses		
Compensation and benefits		6,974,599
Finder fees		4,898,905
Communications and data processing		6,418,122
Brokerage, exchange, and clearance		3,118,650
Professional services		2,067,487
Occupancy and equipment		519,960
Licenses and registration		450,465
Other		1,137,917
Total expenses		25,586,105
Net loss	$	(2,547,862)

See accompanying notes to the financial statements.
Confidential Treatment Requested

Avenue Securities LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance, December 31, 2023	$	4,869,249
Net loss		(2,547,862)
Balance, December 31, 2024	$	2,321,387

See accompanying notes to the financial statements.
Confidential Treatment Requested

Avenue Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows used in operating activities:		
Net loss	$	(2,547,862)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Changes in operating assets and liabilities:		
Receivables from broker dealers and clearing organizations		(461,081)
Interest receivables		(349,463)
Prepaid expenses and deposits		252,021
Payable to broker dealers and clearing organizations		(23,790)
Accounts payables and accrued expenses		830,816
Due to affiliate		220,212
Net cash flows used in operating activities		(2,079,147)
Cash flows from investing activities:		
Purchase of securities owed		(1,657,400)
Purchased of securitiess sold		5
Net cash flows used in investing activities		(1,657,395)
Net change in cash and restricted cash (or cash segregated under Federal regulations)		(3,736,542)
Cash and Restricted Cash:		
Cash at beginning of year		3,754,840
Cash segregated for the exclusive benefit of customers at beginning of year		-
Cash at end of year		18,298
Cash segregated for the exclusive benefits of customers at end of year		-
Cash at end of year	$	18,298
Supplemental disclosure of cash flow Information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

See accompanying notes to the financial statements.
Confidential Treatment Requested

1. Organization and Nature of Business

Avenue Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

On January 16, 2024, FINRA granted the Company permission to expand its business to operate a cash management money market fund sweep program for its customers. As a result of this business line expansion, the Company it is now subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934 and subject to a minimum net capital requirement of $250,000 with respect to Rule 15c3-1(a)(2)(i).

The Company continues its primary business of brokering securities through its clearing firms on a fully disclosed basis and an introducing broker/dealer on a riskless basis. The Company's customers are primarily international.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through February 25, 2025, the date the financial statements were issued. At year-end, the Company was fined by FINRA for a regulatory matter. The fine, amounting to $300,000, is recorded under Accounts Payable and Accrued Expenses in the Statement of Financial Condition as of December 31, 2024. The fine was paid on February 5, 2025.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution.

2. Summary of Significant Accounting Policies (continued)

Cash segregated under federal and other regulations

The Company defines cash segregated for regulatory purposes as deposits of cash that have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. At December 31, 2024 there was no requirement to maintain restricted cash included in cash segregated for regulatory purposes on the statement of financial condition.

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of two clearing organizations which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to broker dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to broker dealers and clearing organizations line item on the statement of financial condition.

Deposits with clearing organizations represent cash deposited for the purposes of supporting clearing and settlement activities and are reflected in the receivable from broker dealers and clearing organizations line item on the statement of financial condition. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Payables to broker dealers and clearing organizations include amounts payable to the Company's broker dealers and clearing organizations.

Interest Receivables

Interest receivables arise from customer balances in the cash management money market fund sweep program, which is held in an omnibus account in the name of The Company with a high-credit-quality financial institution.

Securities Transactions

All securities transactions are recorded on a settlement date basis. Securities owned are recorded at fair value.

Accounts Payable, Accrued Expenses, and Due to Affiliate

Accounts payable, accrued expenses, and due to an affiliate include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Revenue Recognition

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company earns commission mainly by way of 1) trade execution for its customers; 2) income from risk-less principal trades; and 3) Interest on customer balances. Income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally on the second business day following the transaction date. For riskless principal transaction the company recognizes revenue on a settlement date basis, which is not materially different if trade date basis was used. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from trade date basis as required by generally accepted accounting principles ("GAAP").

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly brokering securities for customers. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

Concentration of Credit Risk

The Company provides brokerage and related services to a customer base primarily internationally. The Company's exposure to credit risk associated with these transactions is measured on an individual customer. To reduce the potential for risk concentration, the Company may require collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored, and customers are required to provide additional collateral as necessary.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs

(Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

3. Fair Value Measurements (continued)

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management.

The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within Level 1, as quoted prices for identical securities were readily available.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2024:

	Fair Value Measurements 12/31/2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets				
Money market funds	$ 1,403,728	$ 1,403,728		
Brokered certificate of deposits	$ 238,615	$ 238,615		
Mutual funds	10,000	10,000		
Equities	128	128		
Debt securities	4,929	4,929		
	$ 1,657,400	$ 1,657,400	$ -	$ -
Liabilities				
Equities	$ 5	$ 5	-	-
	$ 5	$ 5	$ -	$ -

There were no securities transfers in or out of Level 3 during the year.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from brokers and clearing organizations, interest receivables, prepaid expenses and deposits, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations. Such amounts are measured as Level 1 within the fair value hierarchy.

4. Receivable from and Payable to Broker Dealers and Clearing Organizations

The Company has clearing agreements with clearing organizations to carry its accounts and the accounts of its clients as customers of the clearing organization. Pursuant to the clearing agreement, the Company introduces its customers' securities transactions to its clearing organization on a fully disclosed basis. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral in the customers' accounts.;

5. Transactions with Related Parties

The Company o p e r a t e s under an agreement with affiliates known as the Services Agreement, which was executed on March 1 2020 and has a term of one year. The Service Agreement identifies expenses shared by Avenue Services, a subsidiary of the Member, which are reimbursed by the Company. The Services Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared by the Company and identifies direct costs such as employee compensation which are to be shared by the Company, payable in monthly payments to Avenue Services. Total costs related to the Services Agreement amount to $13,563,852 for the year ended December 31, 2024 and a payable of $1,142,748 for identified shared expenses. These expenses have been reflected on the Statement of Income in the appropriate categories. If the Company does not provide a 6 month notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

The transactions with the affiliate described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company's net capital of $1,257,464 which was $1,007,464 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.25 to 1.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. At December 31, 2024, the Company was not required to maintain cash segregated for the exclusive benefit of customers.

7. Customer Cash Segregated Under Federal and Other Regulations

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers.

At December 31, 2024 cash segregated under federal and other regulations consisted of the following:

Customers credit balance	$ -
Customer debit balance	-
Excess amount in reserve bank account	-
Total	$ -

8. Off-Balance Sheet and Credit Risk

The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies for maintaining qualifying collateral and continually assessing the creditworthiness of customers.

The Company does not anticipate non-performance by customers in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

9. Commitments and Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation, commitments, or contingent liabilities in progress at December 31, 2024.

/

Supplemental Schedules

Avenue Securities LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities And Exchange Commission Act of 1934
As of December 31, 2024

Net Capital:		
Total members' equity qualified for net capital	$	2,321,387
Deduction for non-allowable assets:		
Receivables from broker dealers and clearing oganization		186,861
Securities owned		238,615
Prepaid expenses and deposits		608,114
Total non-allowable assets		1,033,590
Net capital before deductions:		1,287,797
Less haircut requirement		30,333
Net capital	$	1,257,464
Computation of basic net capital requirements Minimum net capital required (calculated as the greater of 6 2/3% of total aggregate indebtedness or $250,000)		250,000
Excess net capital	$	1,007,464
Aggregate indebtedness	$	2,825,584
Percentage of aggregate indebtedness to net capital		224.71%

Reconciliation with the Company's computation of Net Capital included in Part II of Form X-17A-5 as of December 31, 2024.

There is no material difference between net capital reported in Part II of Form X-17A-5 as of December 31, 2024 and net capital as reported above.

See accompanying notes to the financial statements.
Confidential Treatment Requested

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15C3-3 of
The Securities and Exchange Act of 1934
As of December 31, 2024

Credit balances	
Total credit items	$ -
Debit balances	
Total debit items	$ -
Reserve Computation:	
Excess of total credit over total debits	$ -
Amount held on deposit in Reserve Bank Account	-
Amount of deposit	$ -
Amount deposited in reserve bank	$ -
Date of deposit	

There are no material differences between the amounts presented above and the amounts as reported in the Company Part II of Form X-17A-5 as of December 31, 2024.

See accompanying notes to the financial statements.
Confidential Treatment Requested

Avenue Securities LLC

Schedule III
Information Relating to the Possession and Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
As of December 31, 2024

1. Customers' fully paid securities and excess margin securities not in the possession or control of the Company as of December 31, 2024 (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3:	
A. Market value	$ -
B. Number of items	-
2. Customers' fully paid securities in cash accounts and excess margin securities (for which instructions to reduce to possession or control had not been issued as of December 31, 2024, excluding items in possession or control and items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3:	
A. Market value	$ -
B. Number of items	-

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3: Yes

There are no material differences between the amounts presented above and the amounts as reported in the Company Part II of Form X-17A-5 as of December 31, 2024.

See accompanying notes to the financial statements.
Confidential Treatment Requested

Avenue Securities LLC

Schedule V
Subordinated Borrowings
As of December 31, 2024

As of December 31, 2024, and during the year ended, the Company did not have any subordinated borrowings.

See accompanying notes to the financial statements.
Confidential Treatment Requested

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

We have examined Avenue Securities LLC's statements, included in the accompanying compliance report, that (1) Avenue Securities LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2024; (2) Avenue Securities LLC's internal control over compliance was effective as of December 31, 2024; (3) Avenue Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and (4) the information used to state that Avenue Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3- 3(e) was derived from Avenue Securities LLC's books and records. Avenue Securities LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Avenue Securities LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of FINRA that requires account statements to be sent to the customers of Avenue Securities LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Avenue Securities LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Avenue Securities LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2024; Avenue Securities LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024, was derived from Avenue Securities LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Avenue Securities LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Avenue Securities LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. In our opinion, Avenue Securities LLC's statements referred to above are fairly stated, in all material respects.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2025

Avenue

Compliance Report
SEA Rule 17a-5(d)(1) and (3)

Date: 02/25/2025

To Whom It May Concern:

Avenue Securities LLC (the "Company") is a registered broker-dealer subject to Rul17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2024;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2024;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2024; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Roberto Llopis Lee, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Signed: ____________________

Name: Roberto Llopis Lee

Title: CEO

Público

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Avenue Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avenue Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Avenue Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Avenue Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avenue Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avenue Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
AVENUE SECURITIES LLC	8-70079

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 23,027,859.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 23,027,859.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 2,063,037.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 2,063,037.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 20,964,822.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 31,447.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 14,531.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 14,531.00		
	d Add lines 11a through 11c		$ 14,531.00	
12	**LESSER** of line 10 or 11d.			$ 14,531.00
13	a Amount from line 8		$ 31,447.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 14,531.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 16,916.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 16,916.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70079	DEA: FINRA	2024	Dec

MEMBER NAME AVENUE SECURITIES LLC
MAILING ADDRESS 2601 S BAYSHORE DRIVE STE 1100
MIAMI, FL 33133

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AVENUE SECURITIES LLC
(Name of SIPC Member)

OLGA ENID RAMOS
(Authorized Signatory)

2/12/2025
(Date)

olga.ramos@avenue.us
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.